IDO Security Inc.
17 State Street
New York, New York, 10004

By EDGAR

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

January 30, 2009

Dear Ms. Jenkins

Re: IDO Security Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed on April 15, 2008
File No.: 000-51170

    This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated August 28, 2008 (the “Comments”), relating to the financial statements of IDO Security Inc. (“IDO Inc.” or the "Company") described in the Comments.  In this regard, we appreciate the courtesy of Ms. Raquel Howard in extending the time for IDO to make this response to January 31, 2009.

    Each of the Comments will be addressed individually.  The Company has made the requested revisions and, contemporaneously with the filing of this response letter, is filing the amended annual report on Form 10-KSB for the year ended December 31, 2007 (the “2007 10-KSB/A”).

    On behalf of IDO Inc., below are its responses to the requests raised in the Staff's Comments. The numbered paragraphs below correspond to the numbered paragraph of the comment letter.

Response to Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis

1. Revise to provide a comparative discussion of results of operations for the predecessor period (2006) and the post-merger period (2007) based upon the revised financial statement presentation.

Response

1. The Management’s Discussion and Analysis in the Form 10-KSB for the year ended December 31, 2007 has been revised as requested and included in the 2007 10-K/A.

2. Revise your disclosures regarding internal controls over financial reporting to identify the framework used by management to evaluate the effectiveness of internal controls over financial reporting. Refer to paragraph (a)(2) of Item 308T of Regulation S-B. In performing and reporting your evaluation, you may find the following documents helpful:
*           the “Sarbanes-Oxley Section 404- A Guide for Small Business” brochure at : (http://www.sec.gov/info/smallbus/404guide.shtm)

Response

2. The Company’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. In making this assessment, management employed the framework incorporated under the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework. The Company has amended the disclosure in Item 8A(T) to be included in the 2007 10-K/A to indicate that management employed the COSO framework.

Financial Statements, pages F-1 – F-29

Financial Statement Presentation

3.  Since the Medical Exchange was a shell company prior to the merger with IDO Security Ltd. (“IDO”) and the acquisition was accounted for as a purchase business combination, IDO is considered the predecessor of IDO Security Inc. and IDO’s pre-merger statement of operations and cash flows must be filed in all  post merger documents until there are sufficient periods of post-merger financial statements to satisfy the requirements of Item 310 of Regulation S-B (for the Form 10-KSB) and Article 8 of Regulation S-X (for all subsequent filings). Accordingly, please revise the Form 10-KSB to include IDO’s audited statement of operations and cash flows for the year ended December 31, 2006 and for the interim stub period from January 1, 2007 – March 7, 2007. Provide notes for these financial statements as well. Provide an audit report for the predecessor’s statements of operations and cash flows. Be sure to disclose clearly and prominently that the 2006 and 2007 stub period financial statements are those of the predecessor and not the registrant.

Response

3. The requested financial information for IDO has been included in the 2007 10-K/A.

Notes to Consolidated Financial Statements

Note 3, Acquisition, page F-13

4. We note the initial purchase allocation included a patent valued at $1.2 million and that you subsequently reclassified the value of the patent to goodwill at year-end. Please explain how you determined the initial value of this patent, why you are no longer recognizing this identifiable asset in the purchase allocation, and why you believe it is appropriate to include the value of the this asset as a goodwill.

Response

4. The Company sought the advice of an outside consultant to assist with the purchase price allocation of the acquisition of IDO. The Company used such advice as the basis to initially record the net assets of IDO during the first quarter of 2007, which included valuing a patent for $1.2 million.  The Company subsequently completed its review of the acquisition transaction during the fourth quarter of 2007 and determined that it could not substantiate the initial valuations assigned to certain of the assets.  As such, in connection with the 2007 year-end audit, the value initially assigned to the patent was reclassified to goodwill.

Note  5 – Private Placement of Debt Securities, pages F-13-F-16

5.  Tell us whether you have accrued liability associated with the liquidated damages and where it is presented in the balance sheet or you are just disclosing the amount due. Tell us how you evaluated the requirements of FASB Staff position No. EITF 00-19-2 with respect to the liquidated damages. We note there appears to be no cap on the amount of cash or number of shares to be issued in damages.

Response

5. The liquidated damages were not accrued as of December 31, 2007 as the triggering event to begin the accrual of liquidating damages did not occur until February 22, 2008. At that date, liquidating damages began to accrue.  As such, EITF 00-19-2 did not apply to the accrual of the liquidating damages as of December 31, 2007.  Please note that liquidating damages were accrued by the Company for the three and six months ended March 31, 2008 and June 30, 2008, respectively.

The amount of the damages to be paid in cash is limited by agreement. The agreement provides, in pertinent part, that the liquidated damages will not be payable nor accrue at such times as the shares of the Company’s common stock, par value $0.001 (the “Common Stock”) may be re-sold by the investor without volume limitation in reliance upon Rule 144 promulgated under the Securities Act of 1933, as amended. Below is the provision from the Subscription Agreement addressing this issue (Subscription Agreement, Section 11.4(iv))

“Liquidated Damages will not accrue nor be payable pursuant to this Section 11.4 nor will a Non-Registration Event be deemed to have occurred for times during which Registrable Securities are transferable by the holder of Registrable Securities pursuant to Rule 144(k) under the 1933 Act.”

As the agreement was executed prior to the effectiveness of the amendments to Rule 144, management interprets this provision to mean that the liquidated damages are not payable six months after the issuance of the debentures.

Exhibit 31.1

6.  We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601 (b) (31) of Regulation S-B. The Section 302 certifications should identify the registrant in the first paragraph, e.g., I have reviewed this Annual Report on Form 10-KSB of IDO Security Inc. Please confirm to us that you will make the necessary revisions in future filings on Form 10-Q and 10-K.

Response

6.  IDO Inc.’s future filings, beginning with its annual report on Form 10-K for the year ended December 31, 2008, will include the appropriate text. Please note that we have effected this Comment in the Form 10-Q that we filed for the three month period ended September 30, 2008.

Other Exchange Act Filings.

7. Revise the subsequent Forms 10-Q to comply with the above comments as applicable.

Response

7.  IDO Inc. will revise the subsequent Form 10-Qs as requested.

8. Revise the Form 8-K filed on March 14, 2007 to provide an audit report covering the 2005 financial statements of IDO Security Inc.

Response

8. The 8-K will be shortly amended and filed under cover of 8-K/A as requested to include the audit report covering the 2005 financial statements. As the auditor who performed the predecessor’s 2005 year-end audit is not the same auditor who performed the 2006 year end audit, the Company is in the process of obtaining the consent of such auditor to the inclusion of the audit report.

******

IDO Inc. hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comments raised  in the Comment Letter. Please do not hesitate to contact myself or the Company's attorneys if we can be of further assistance.

                    Yours sincerely,

                    /s/ Michael Goldberg

                    Michael Goldberg
                    Acting Chief Executive Officer

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